UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-7553

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Knight-Ridder, Inc.

50 W. San Fernando Street, Suite 1500

San Jose, Ca 95113

REQUIRED INFORMATION

1.	Not applicable

2.	Not applicable

3.	Not applicable

4.	The Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Ernst & Young LLP

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Investment Savings Plan for Employees of
Knight-Ridder, Inc. and Certain Subsidiaries
(Name of Plan)

Date:	June 28, 2005	By:	/s/ Gary R. Effren
Gary R. Effren
401 (k) Plan Committee Member

3

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries

December 31, 2004 and 2003, and for the Year Ended December 31, 2004

With Report of Independent Registered Public Accounting Firm

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Financial Statements

and Supplemental Schedule

December 31, 2004 and 2003, and

for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

Investment	Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries

We have audited the accompanying statements of net assets available for benefits of the Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 3, 2005

San Jose, California

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$773,970,323	$691,097,514

Receivables:
Employer contributions	73,321	522,507
Participant contributions	238,989	2,038,105

Total receivables	312,310	2,560,612

Net assets available for benefits	$774,282,633	$693,658,126

See accompanying notes.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Net appreciation in fair value of investments	$27,193,801
Interest and dividend income	17,761,852

Contributions:
Employer	11,651,207
Participants	47,014,276

Total contributions	58,665,483

Transfer from the Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc.	16,153,527

Total additions	119,774,663

Deductions
Benefits paid to participants	39,150,156

Total deductions	39,150,156

Net increase	80,624,507

Net assets available for benefits:
Beginning of year	693,658,126

End of year	$774,282,633

See accompanying notes.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Knight-Ridder, Inc. (the Company) and its affiliates. In most cases an eligible employee can participate after completing one year of service, as defined in the plan document (at least 1,000 hours during the first twelve months of employment or during a plan year that begins after hire) or, if earlier, upon contributing substantially all of a vested lump sum benefit earned under a qualified retirement plan maintained by a previous employer.

The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (the Code), and includes a qualified cash or deferred arrangement as defined in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company and participating affiliates are members of the Knight-Ridder, Inc. (KRI) consolidated group.

Effective December 31, 2004, the Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc. merged into this Plan. Total account balances of $16,153,527 were transferred into this Plan.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Subject to annual limits, effective January 1, 2004, participants in the Plan may elect to contribute, on a pretax basis, up to 75% of their eligible compensation as defined by the Plan. Amounts representing distributions from other qualified defined contribution or defined benefit plans may be rolled into this Plan. Certain participants may also contribute up to 20% of their compensation on an after-tax basis. The Company generally makes matching contributions of 50% of the first 6% of compensation that a participant contributes to the Plan per pay period.

Certain employee groups earn matching contributions under alternative provisions as approved by the Plan’s administrative committee, including no match in certain cases. The matching contributions made by the Company are generally invested in the KRI Common Stock Fund, which invests primarily in shares of KRI common stock. In some cases, the Company makes contributions other than matching contributions. Details of these provisions are available in the plan document.

Participants are allowed to direct their contributions into any of the Plan’s investment fund options, including the KRI Common Stock Fund. They are also allowed to immediately redirect employer contributions from the KRI Common Stock Fund into any of the Plan’s other investment options.

Contributions into The Walt Disney Company Common Stock Fund, which invests primarily in shares of Walt Disney Company common stock, are no longer permitted; however, participants can redirect monies out of this fund.

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contributions and allocations of: (i) Company matching contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in Company matching contributions is based on years of service. Participants generally become 25% vested after two years of service, 50% vested after three years of service, 75% vested after four years of service, and 100% vested after five years of service. More rapid vesting applies to a participant who is or was an employee of Knight Ridder Digital.

Participants forfeit nonvested Company contributions and earnings upon termination of employment. All amounts forfeited are used to first restore nonvested account balances for currently rehired former participants, if any, and then to reduce future Company matching contributions.

Participant Loans

Participants may borrow from their fund accounts an amount equal to the lesser of $50,000 or 50% of their vested account balance. The minimum amount a participant can borrow is $500. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates. Loan terms may not exceed five years unless the loan is used to purchase the participant’s primary residence, in which case repayment must be made within 15 years. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of employment, retirement, or disability, distribution to a participant shall be made in a lump sum cash payment except as otherwise provided in the plan document. Distributions to employees are limited to the distribution of after-tax contributions and earnings, distribution after age 59½, or when certain hardship criteria are met.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Fees and expenses of the Plan for legal, accounting, and other administrative services may be paid directly by the Company, or at the Company’s discretion, may be paid in whole or in part from plan assets. During 2004, substantially all expenses were paid by the Company on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to amend the plan document to discontinue future matching contributions or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The fair value of investments in mutual funds is based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of common stock is based on the New York Stock Exchange quoted closing value on the last business day of the plan year. The fair value of the investment in the common/collective trust fund is based on the quoted redemption value on the last business day of the plan year. The money market account is valued on the basis of historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$44,514,242
Common stocks	(17,320,441)

$27,193,801

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003
Vanguard 500 Index Fund	$126,433,767	$107,238,780
Vanguard Explorer Fund	43,315,264	35,701,484
Vanguard Wellington Fund	68,975,275	57,770,680
Vanguard Windsor Fund	180,400,063	153,509,929
Vanguard Prime Money Market Fund	39,912,280	38,737,031
Knight-Ridder, Inc. common stock	122,031,858	139,086,156

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although certain provisions adopted in the recent plan restatement specific to compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 were not covered by the current determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. Related Party and Party-in-Interest Transactions

Approximately 15% and 20% of the Plan’s investments are in shares of KRI common stock at December 31, 2004 and 2003, respectively. As the Company is a member of the KRI consolidated group, investments in shares of KRI common stock constitute party-in-interest transactions. Purchases and sales of KRI common stock for the year ended December 31, 2004 totaled $24,332,023 and $23,072,588, respectively.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could potentially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7. Subsequent Event

On January 1, 2005, the Plan’s name was changed to the Knight Ridder 401k Plan.

Supplemental Schedule

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

EIN# 38-0723657, Plan #022

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity date	(e) Current value
	Vanguard Fiduciary Trust Company:
	Mutual funds:
*	500 Index Fund	1,132,513 shares	$126,433,767
*	Explorer Fund	580,867 shares	43,315,264
*	International Growth Fund	1,331,670 shares	25,115,305
*	Life Strategy Conservative Growth Fund	197,668 shares	3,016,417
*	Life Strategy Growth Fund	385,837 shares	7,732,164
*	Life Strategy Income Fund	196,494 shares	2,658,568
*	Life Strategy Moderate Growth Fund	287,292 shares	5,145,397
*	Long-Term Corporate Fund	3,913,349 shares	37,372,487
*	Mid-Cap Index Fund	1,167,240 shares	18,255,635
*	Morgan Growth Fund	881,941 shares	14,393,276
*	Total Bond Market Index Fund	923,895 shares	9,488,402
*	Wellington Fund	2,284,706 shares	68,975,275
*	Windsor Fund	9,983,401 shares	180,400,063

	Common/collective trust fund:
*	Vanguard Retirement Savings Trust	35,572,347 shares	35,572,347

	Money market fund:
*	Prime Money Market Fund	39,912,280 shares	39,912,280

*	Knight-Ridder, Inc. common stock	1,823,004 shares	122,031,858

	The Walt Disney Company common stock	264,468 shares	7,352,219

*	Participant loans	Interest rates ranging from 4.0% to 10.5%, maturing through 2020	26,799,599

	Total investments		$773,970,323

*	Indicates a party-in-interest.

Column (d), cost, has been omitted, as all investments are participant-directed.